GAMESENSE SPORTS, LLC

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
GameSense Sports, LLC
Denver, CO

We have reviewed the accompanying financial statements of GameSense Sports, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2019, and 2018 and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 5, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GAMESENSE SPORTS, LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 15,091	$ 15,508
Accounts Receivable	15,501	15,734
TOTAL CURRENT ASSETS	30,591	31,242
NON-CURRENT ASSETS		
Fixed Assets	6,751	-
Accumulated Depreciation	(3,869)	-
TOTAL NON-CURRENT ASSETS	2,882	-
TOTAL ASSETS	33,473	31,242
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	7,106	10,243
TOTAL CURRENT LIABILITIES	7,106	10,243
NON-CURRENT LIABILITIES		
Note Payable	30,000	6,000
TOTAL LIABILITIES	37,106	16,243
MEMBERS' EQUITY		
Contributed Capital	12,852	21,245
Member Draws	(9,695)	-
Retained Earnings	(6,789)	(6,246)
TOTAL MEMBERS' EQUITY	(3,632)	14,999
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 33,473	$ 31,242

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GAMESENSE SPORTS, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Income		
Sales	$ 223,014	$ 127,451
Cost of Goods Sold	79,427	12,947
Gross Profit	143,586	114,504
Operating Expense		
General & Administrative	60,889	20,095
Advertisement	55,308	11,618
Professional Services	21,845	104,605
Wages	20,528	-
Rent	3,839	3,339
Research & Development	2,118	-
Depreciation	501	-
	165,028	139,657
Net Income from Operations	(21,442)	(25,153)
Net Income	$ (21,442)	$ (25,153)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

GAMESENSE SPORTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (21,442)	$ (25,153)
Change in Accounts Payable	(3,137)	10,243
Change in Accounts Receivable	(233)	(15,734)
Change in Other Assets	14,616	-
Net Cash Flows From Operating Activities	(10,196)	(30,644)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(6,751)	-
Net Cash Flows From Investing Activities	(6,751)	-
Cash Flows From Financing Activities		
Issuance of Note Payable	30,000	-
Issuance of Related Party Loan	-	6,000
Increase in Member Draws	(9,695)	-
Decrease to Contributed Capital	(8,393)	-
Non-Cash Adjustment to Equity	4,617	-
Net Cash Flows From Financing Activities	16,529	6,000
Cash at Beginning of Period	15,508	40,153
Net Increase (Decrease) In Cash	(418)	(24,644)
Cash at End of Period	$ 15,090	$ 15,508

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GAMESENSE SPORTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

_____

	Contributed Capital	Member Draws	Retained Earnings	Total Members' Equity
Balance at December 31, 2017	$ -	$ -	$ 18,907	$ 18,907
Increase in Contributions	21,245			21,245
Net Income			(25,153)	(25,153)
Balance at December 31, 2018	$ 21,245	$ -	$ (6,246)	$ 14,999
Decrease in Contributions	(8,393)			(8,393)
Member Draws		(9,695)		(9,695)
Prior Period Adjustment to Retained Earnings			20,899	20,899
Net Income			(21,442)	(21,442)
Balance at December 31, 2019	$ 12,852	$ (9,695)	$ (6,789)	$ (3,632)

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

GameSense Sports, LLC ("the Company") is a limited liability company organized under the laws of Delaware and is domiciled in Colorado. The Company operates as a developer online training software to help athletes improve personal performance in baseball and softball.

In 2020, the Company converted from an LLC to a corporation organized under the laws of Delaware.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2019 and 2018 and may have difficulty meeting obligations as they come due to negative cash flows in both years.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through November 4, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

 Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Sales are generated through annual online subscriptions.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company currently occupies office space under an as needed basis. During 2019 and 2018, $3,839 and $3,339 was spent on shared office space.

Advertising

The Company records advertising expenses in the year incurred.

Prior Period Adjustment to Members' Equity

An adjustment was recognized to correct errors made to members' equity in prior years.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise filing requirements in the State of Delaware.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Related Party Note

In 2018, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Note"). The note does not accrue interest and is payable at a future date to be determined by management.

Note Payable

In 2019, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Note Payable"). The note does not accrue interest and is payable at a future date to be determined by management.

During 2020, this note was renegotiated by the company and the holder of the note into a KISS (Keep It Simple Security) agreement. The instrument matures in December of 2021 and bears no interest per annum.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instruments' face value will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $5,000,000 on the Company's fully diluted capitalization. Such a conversion includes a "shadow series" provision, which limits the holder's liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $5,000,000 on the Company's fully diluted capitalization, or is payable to the noteholder in the amount of two times the principal amount, at the noteholder's election.

The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features. During the years ended December 31, 2019, no KISS notes were converted into Preferred Stock.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company was a limited-liability company during 2018 & 2019. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital. In 2020, the company reorganized into a C-corporation.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 5, 2020, the date that the financial statements were available to be issued.